Exhibit 4.1
CERTIFICATE OF DESIGNATIONS
OF THE
SERIES B PARTICIPATING PREFERRED STOCK
OF
JUNIPER CONTENT CORPORATION

Pursuant to Section 151 of the
General Corporation Law of the State of Delaware

     Juniper Content Corporation, a Delaware corporation (hereinafter called the “Company”), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Company by the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and in accordance with the provisions of Sections 103 and 151 of the General Corporation Law of the State of Delaware, the Board of Directors has duly adopted the following resolutions.
     RESOLVED, that, pursuant to Article Fourth of the Certificate of Incorporation (which authorizes 5,000 shares of preferred stock, $0.0001 par value per share (“Preferred Stock”)), the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of Preferred Stock. Terms that are not otherwise defined shall have the meanings ascribed to them in Section 7.
     RESOLVED, that each share of such series of Preferred Stock shall rank equally in all respects and shall be subject to the following provisions:
     Section 1. Designation and Amount: Stated Capital. The shares of such series shall be designated as “Series B Participating Preferred Stock” (the “Series B Preferred Stock”), the par value thereof shall be $0.0001 per share and the number of shares constituting the Series B Preferred Stock shall be 1,750.
     Section 2. Rank.
     The Series B Preferred Stock shall, with respect to rights on dividends, liquidation, dissolution and winding up, rank senior to all classes of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), the Company’s Senior 7% Convertible Series A Preferred Stock, $.0001 par value per share and each other class of share capital of the Company established hereafter by the Board of Directors of the Company, the terms of which do not expressly provide that it ranks on a parity with or senior to the Series B Preferred Stock as to rights on dividends, liquidation, winding-up and dissolution of the Company (collectively referred to as “Junior Securities”). The Company shall not issue any capital stock that has parity with, or is ranked senior to, the Series B Preferred Stock without the written consent of the holders of a majority of the Series B Preferred Stock.
     Section 3. Dividends and Distributions.
          (a) The holders of shares of Series B Preferred Stock shall be entitled to receive cumulative dividends compounded annually at the rate of 8% of the Stated Value (as defined in Section 7 below) of a share of the Series B Preferred Stock per annum.
          (b) Dividends shall be payable in cash or in shares of Series B Preferred Stock valued at the Stated Value at the option of the holder of the Series B Preferred Stock. Each holder of shares of Series B Preferred Stock shall provide the Company with written notice at least five days in advance of each Dividend Payment Date (defined below) as to whether dividends will be payable in cash or in shares of Series B Preferred Stock. Once such notice is given, the Company shall pay each holder dividends in the same manner unless otherwise notified. If notice is not provided to the Company as indicated above, payment of dividends shall be made in shares of Series B Preferred Stock. In the event that there is an insufficient number of shares of Series B Preferred Stock to pay all dividends in additional shares of Series B Preferred Stock, (i) the Company shall use its best efforts to cause its stockholders to approve an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of preferred stock to provide for such additional issuances of shares of Series B Preferred Stock and (ii) all dividends until such time shall be paid only in cash.
          (c) Dividends shall be payable quarterly on each March 31, June 30, September 30 and December 31 (each, a “Dividend Payment Date”). Each such dividend will be payable on each of the Dividend Payment Dates to the holders of record of shares of the Series B Preferred Stock, as they appear on the stock records of the Company at the close of business 10 days prior to such Dividend Payment Date. Each such dividend shall be payable prior to the payment of any dividends on, redemption of, or repurchase of, any other capital stock of the Company.
     Section 4. Liquidation Preference.
          (a) In the event of any Liquidation Event, as defined in Section 4(c), before any payment or distribution of the assets of the Company (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of each share of Series B Preferred Stock shall be entitled to receive an amount per share equal to the Liquidation Value (as defined in Section 7, below) of such shares on the date of distribution.
          (b) If, upon any Liquidation Event, the assets of the Company, or proceeds thereof, distributable shall be insufficient to pay in full the preferential amount aforesaid to the holders of the shares of Series B Preferred Stock, then the assets of the Company, or the proceeds thereof, shall be distributed among the holders of shares of Series B Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of Series B Preferred Stock if all amounts payable thereon were paid in full.
          (c) A Liquidation Event shall mean (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) any sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Company or (iii) any sale of equity interests, merger, reorganization or other transaction pursuant to which (y) the majority of the Company’s Board of Directors immediately prior to such event are not the majority of the Company’s Board of Directors immediately after such event or (z) any person or entity, or group of affiliated persons or entities, becomes the beneficial owner (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934), other than the Company’s existing officers, directors or their affiliates, of the majority of the outstanding voting stock of the Company immediately after such event.
     Section 5. Mandatory Redemption.
          (a) At any time after January 15, 2013, the holders of the Series B Preferred Stock shall have the right (“Redemption Right”), exercisable by Super-Majority Vote together with written notice to the Company, to require the Company to redeem all, and not less than all, of the Series B Preferred Stock for cash within 45 days of receipt of the notice of the exercise of the Redemption Right at a redemption price per share equal to the Liquidation Value per share (the “Redemption Price”).
          (b) Redemption Payments. For each share of Series B Preferred Stock that is to be redeemed hereunder, the Company shall be obligated on the Redemption Date to pay to the holder thereof (upon surrender by such holder at the Company’s principal office of the certificate representing such share of Series B Preferred Stock) an amount in cash in immediately available funds as required pursuant to Section 5(a). If the funds of the Company legally available for redemption of shares of Series B Preferred Stock on any Redemption Date are insufficient to redeem all of the shares of Series B Preferred Stock to be redeemed on such date, those funds that are legally available shall be used to redeem the maximum possible number of Shares of Series B Preferred Stock pro rata among the holders of the shares of Series B Preferred Stock to be redeemed based upon the amount due to each such holder pursuant to Section 5(a). At anytime thereafter when additional funds of the Company are legally available for the redemption of shares of Series B Preferred Stock, such funds shall immediately be used to redeem the balance of the shares of Series B Preferred Stock that it has not redeemed.
          (c) Certificates; Rights. With regard to any redemption that has been requested in accordance with this Section 5, for so long as any shares of Series B Preferred Stock remain outstanding on or before the applicable date that redemption is required, each holder of shares of Series B Preferred Stock shall surrender such holder’s certificates representing the shares to be redeemed at the headquarters of the Company and thereupon the applicable Redemption Price of such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be canceled and retired.
          (d) Failure to Redeem. In the event the Company fails to redeem the Series B Preferred Stock upon the exercise of the Redemption Right, the holders of a majority of the Series B Preferred Stock shall have the option to elect a majority of the Board of Directors of the Company for the purpose of effecting the redemption of the Series B Preferred Stock through a sale of the Company; provided that any sale shall be performed in an orderly auction (unless otherwise approved by Super-Majority Vote) in a manner consistent with the directors’ discharge of their fiduciary duties.
     Section 6. Voting Rights.
          (a) The holders of record of shares of Series B Preferred Stock (the “Series B Holders”) shall be entitled to the following voting rights, as more fully described in paragraph 6(b) below:
               (i) with respect to those matters requiring a separate class vote under applicable law or contract, the right to vote their shares of Series B Preferred Stock; and
               (ii) the right to vote together with the holders of the Common Stock on a Common Equivalent Basis upon any matter submitted to the holders of the Common Stock for a vote.
               (iii) the Series B Holders shall have the right to elect two directors (the “Series B Preferred Directors”) to the Company’s Board of Directors. The Series B Preferred Directors must be approved by the Company prior to becoming directors, but the Company may not unreasonably withhold its approval. The Series B Holders shall have the option in their sole discretion to irrevocably terminate the right to elect any of the Series B Preferred Directors and instead have the right (during the same period) to elect Board observers (“Observers”). The Series B Preferred Directors or Observers, as the case may be, shall receive timely notice of all meetings in the same manner as members of the board and shall be reimbursed for all reasonable expenses incurred in connection with his attendance at each meeting. The Company may exclude the Observers and require them to sign a non-disclosure agreement in customary form. The Company shall deliver to the Series B Preferred Directors or Observers the minutes of each Board meeting and to the extent the Observers may have been excluded from any such meeting, redacted to remove the information relating to such period of time during which the Observers were excluded, as soon as such minutes are distributed to the other members of the Board of Directors.
          (b) (i) Each issued and outstanding share of the Series B Preferred Stock shall be entitled to one vote if entitled to vote as a separate class and the vote of the holders of at least a majority of the then outstanding Series B Preferred Stock shall bind the entire class of Series B Preferred Stock, except as otherwise provided in this Certificate. The Company shall give the holders of the Series B Preferred Stock at least ten (10) days’ prior written notice of any matter to be submitted to such holders for a vote as a separate class.
               (ii) If the holders of the Series B Preferred Stock are voting together with the holders of the Common Stock, each holder of the Series B Preferred Stock shall be entitled to vote on a Common Equivalent Basis. The Company shall give the holders of the Series B Preferred Stock the same notice it gives to the holders of Common Stock on issues on which the Series B Preferred Stock and Common Stock vote together and if the action is to be taken by written consent, at least one business day prior to the date of such written consent.
     Section 7. Definitions. The following terms, as used herein, shall have the following meanings:

          “Common Equivalent Basis” of the Series B Preferred Stock will be equal to the number of shares of Series B Preferred Stock outstanding divided by the Conversion Rate.
          “Conversion Rate” as used herein means the product of (X) 0.001 multiplied by (Y) $0.10. In case the Company shall at any time (A) declare a dividend or make a distribution on Common Stock payable in Common Stock, (B) subdivide or split the outstanding Common Stock, (C) combine or reclassify the outstanding Common Stock into a smaller number of shares or (D) consolidate with, or merge with or into, any other Person, or engage in any reorganization, reclassification or recapitalization that is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock (other than as a cash dividend or distribution declared by the Company), the Conversion Rate shall be adjusted accordingly.
          “Liquidation Value” on any date means, with respect to one share of Series B Preferred Stock, two times the Stated Value, plus any dividends accrued and unpaid through the date of liquidation (or conversion, as the case may be); provided, however, that if the Liquidation Event is the sale by the Company of equity or all or substantially all of its assets (by way of sale, merger, acquisition or other similar transaction) for an amount in excess of $8,000,000, then the Liquidation Value shall be reduced to an amount equal to the Stated Value, plus any dividends accrued and unpaid through the date of liquidation (or conversion, as the case may be).
          “Person” as used herein means any corporation, limited liability company, partnership, trust, organization, association, other entity or individual.
          “Stated Value” equals, with respect to one share of Series B Preferred Stock, $1,000, as may be adjusted under the terms hereof.
          “Super-Majority Vote” as used herein means the election in writing by the holders of at least 66-2/3% of the then outstanding shares of Series B Preferred Stock.
     Section 8. Reacquired Shares. Any shares of Series B Preferred Stock exchanged, converted, redeemed, purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof and shall upon cancellation be restored to the status of authorized but unissued shares of preferred stock, subject to reissuance by the Board of Directors as shares of preferred stock of one or more other series but not as shares of Series B Preferred Stock.
     Section 9. Adjustment for Stock Split or Subdivision. In the event that the Series B Preferred Stock is combined or subdivided, through a stock split, reverse split, or otherwise, all references to share numbers and per share amounts (including dividends) will be appropriately adjusted to take such action into account.

     IN WITNESS WHEREOF, the Company has caused this certificate to be signed by Stuart B. Rekant, its Chief Executive Officer, on this 11th day of February, 2009.

JUNIPER CONTENT CORPORATION
By:	/s/ Stuart B. Rekant
	Name:	Stuart B. Rekant
	Title:	Chief Executive Officer